UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                             INFORMATION STATEMENT
                        PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.     )*

                          APACHE MEDICAL SYSTEMS, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE, $0.01 PER SHARE
                         (Title of Class of Securities)


                                  03746E 10 2
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 03746E 10 2                                      PAGE 2 OF 4 PAGES



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NEW YORK LIFE INSURANCE COMPANY
                  13-5582869

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK

NUMBER OF               5.      SOLE VOTING POWER                 460,405
SHARES
BENEFICIALLY            6.      SHARED VOTING POWER                     0
OWNED BY
EACH                    7.      SOLE DISPOSITIVE POWER            460,405
REPORTING
PERSON                  8.      SHARED DISPOSITIVE POWER                0
WITH

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                   460,405

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES* [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9            6.28%

12.      TYPE OF REPORTING PERSON*

                  IC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G


CUSIP NO. 03746E 10 2                                     PAGE 3 OF 4 PAGES


Item 1(a)         Name of issuer:          APACHE MEDICAL SYSTEMS, INC.
Item 1(b)         Address of issuer's principal executive offices:

                  1650 Tysons Boulevard
                  McLean, Virginia 22102

Item 2(a)         Name of person filing:   NEW YORK LIFE INSURANCE COMPANY

Item 2(b)         Address of principal business office:

                            51 MADISON AVENUE, ROOM 206
                            NEW YORK, NY  10010

Item 2(c)         Citizenship:   NEW YORK

Item 2(d)         Title of class of securities:

                              COMMON STOCK, PAR VALUE, $0.01 PER SHARE

Item 2(e)         Cusip No.:  03746E 10 2

Item 3            Type of Person:     Insurance Company as defined in
                                      Section 3(A)(19) of the Act

Item 4(a)         Amount beneficially owned:         460,405

Item 4(b)         Percent of class:                     6.28%

Item 4(c)         (i)      sole power to vote:       460,405
                  (ii)     shared power to vote:           0
                  (iii)    sole power to dispose:    460,405
                  (iv)     shared power to dispose:        0

Item 5            Ownership of 5 percent or less
                  of a class:  NOT APPLICABLE

Item 6            Ownership of more than 5 percent on
                  behalf of another person:  NOT APPLICABLE

Item 7            Identification and classification
                  of subsidiary:    NOT APPLICABLE

Item 8            Identification and classification of
                  members of the group:   NOT APPLICABLE

                                  SCHEDULE 13G


CUSIP NO. 03746E 10 2                                     PAGE 4 OF 4 PAGES


Item 9            Notice of dissolution of the group:  NOT APPLICABLE

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 11, 1997               NEW YORK LIFE INSURANCE COMPANY


                                       By  /s/ John L. Mattana
                                         ------------------------------
                                       Name: John L. Mattana
                                       Title: Investment Vice President